UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2011

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.
(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On February 3, 2011, Plastec Technologies, Ltd. (the “Company”) issued a press release announcing that the trading symbols for its units, ordinary shares and warrants on the Over-the-Counter Bulletin Board will be PLTEF, PLTYF and PLTWF, respectively, commencing February 4, 2011.  The press release is included as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    February 4, 2011

PLASTEC TECHNOLOGIES, LTD.

By: /s/ Ho Leung Ning
Name: Ho Leung Ning
Title: Chief Financial Officer